UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Apple Inc.

(Exact name of registrant as specified in its charter)

California	001-36743	94-2404110

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Apple Park Way

Cupertino, California 95014

(Address of principal executive offices) (Zip Code)

Katherine Adams

Senior Vice President,

General Counsel and Secretary

(408) 996-1010

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Apple Inc.’s (“Apple’s”) Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018 is provided as Exhibit 1.01 hereto and is publicly available at investor.apple.com/sec.cfm.* Apple’s determination and related disclosures relating to materials that may come from recycled and scrap sources are included in Apple’s Conflict Minerals Report and incorporated by reference herein.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018.

* * * * *

*

The reference to Apple’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Apple Inc.

By:	/s/ Katherine Adams	Date: February 15, 2019
Katherine Adams
Senior Vice President,
General Counsel and Secretary

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